Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2009 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2009 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORCKIT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Orckit Communications Ltd. (“the Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009.    The Company’s Board of Directors and management are responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1c to the consolidated financial statements, the Company changed its method of accounting for other-than-temporary impairment of debt securities in 2009. In addition, as discussed in note 1k to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in 2007.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
February 22, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2008	2009
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$15,245	$8,109
Marketable securities (note 9a, 1c)	31,486	18,170
Other securities (note 3a, 10)		1,148
Bank deposit (note 9e)	1,500	4,000
Trade receivables (note 9b)	3,820	458
Other current assets (note 9c)	3,638	1,145
Inventories (note 9d, 1d)	1,771	2,702
T o t a l current assets	57,460	35,732
LONG-TERM INVESTMENTS:
Marketable securities (note 9a, 1c)	18,590	15,916
Other (note 1c, 3a)	4,165	3,294
	22,755	19,210
PROPERTY AND EQUIPMENT - net (note 2, 1e, 1f)	1,378	1,103
DEFERRED ISSUANCE COSTS, net of accumulated amortization (note 1g)	596	312
T o t a l assets	$82,189	$56,357
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Trade payables	$4,654	$4,454
Accrued expenses and other payables (note 9f)	8,296	6,976
Deferred income (note 9g)	2,787	1,371
T o t a l current liabilities	15,737	12,801
LONG-TERM LIABILITIES:
Accrued severance pay and other (note 3, 1k)	3,960	4,096
Convertible subordinated notes (note 4)	25,731	21,996
T o t a l long-term liabilities	29,691	26,092
COMMITMENTS AND CONTINGENT LIABILITY (note 5)
T o t a l liabilities	45,428	38,893
SHAREHOLDERS' EQUITY (note 6):
Share capital - ordinary shares of no par value
(authorized: 50,000,000 shares; issued: December 31, 2008 – 19,048,336 shares;
December 31, 2009 - 19,212,601 shares; outstanding: December 31, 2008 -
16,403,497 shares; December 31, 2009 – 16,567,762 shares) and additional
paid in capital	341,692	343,418
Accumulated deficit	(296,652)	(319,714)
Accumulated other comprehensive loss	(2,635)	(596)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l shareholders' equity	36,761	17,464
T o t a l liabilities and shareholders' equity	$82,189	$56,357

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2007	2008	2009
REVENUES (note 9h, 1i)	$9,906	$17,256	$12,727
COST OF REVENUES (note 9i)	4,826	9,606	8,244
GROSS PROFIT	5,080	7,650	4,483
RESEARCH AND DEVELOPMENT EXPENSES - net (note 9j, 1l)	20,158	22,859	13,608
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	16,902	19,164	15,677
OPERATING LOSS	(31,980)	(34,373)	(24,802)
FINANCIAL INCOME (EXPENSES ) - net (note 9k)	2,172	(179)	(362)
GAIN FROM EARLY EXTINGUISHMENT OF NOTES	-	-	2,985
INCOME (EXPENSES) FROM DEVALUATION OF CONVERSION FEATURE EMBEDDED IN CONVERTIBLE NOTES (note 4)	3,480	2,265	(883)
LITIGATION SETTLEMENT INCOME (note 9l)	14,231	-	-
NET LOSS	$(12,097)	$(32,287)	$(23,062)
LOSS PER SHARE (“EPS”) (note 9n, 1n):
Basic	$(0.76)	$(1.97)	$(1.40)
Diluted	$(0.76)	$(1.97)	$(1.40)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EPS (in thousands):
Basic	15,911	16,386	16,483
Diluted	15,911	16,386	16,483

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands)

	Share capital and additional
	paid in capital
	Number of shares (in thousands)	Amount	Accumulated deficit	Accumulated other Comprehensive loss	Treasury shares	Total shareholders' equity
BALANCE AT JANUARY 1, 2007	15,682	$334,608	(252,101)	-	$(5,644)	$76,863
CHANGES DURING 2007:
Net loss			(12,097)			(12,097)
Unrealized losses on available-for-sale marketable securities, net				(604)		(604)
T o t a l comprehensive loss						(12,701)
Initial adoption of accounting guidance for uncertain tax positions			(167)			(167)
Exercise of options granted to employees	661	749				749
Compensation related to employee stock option grants		2,664				2,664
BALANCE AT DECEMBER 31, 2007	16,343	338,021	(264,365)	(604)	(5,644)	67,408
CHANGES DURING 2008:
Net loss			(32,287)			(32,287)
Unrealized losses on available-for-sale marketable securities, net				(2,031)		(2,031)
T o t a l comprehensive loss						(34,318)
Exercise of options granted to employees	60	160				160
Compensation related to employee stock option grants		3,511				3,511
BALANCE AT DECEMBER 31, 2008	16,403	341,692	(296,652)	(2,635)	(5,644)	36,761
CHANGES DURING 2009:
Net loss			(23,062)			(23,062)
Unrealized gains on available-for-sale marketable securities, net				2,039		2,039
T o t a l comprehensive loss						(21,023)
Exercise of options granted to employees	165	35				35
Compensation related to employee stock option grants		1,691				1,691
BALANCE AT DECEMBER 31, 2009	16,568	$343,418	$(319,714)	$(596)	$(5,644)	$17,464

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	$(12,097)	$(32,287)	$(23,062)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization:
Property and equipment	1,719	990	740
Deferred issuance costs	136	185	150
Accrued interest, premium amortization and currency differences on marketable securities	(7,431)	(2,117)	(849)
Impairment of marketable securities	-,-	415	97
Increase (decrease) in accrued severance pay	112	(186)	(308)
Compensation related to employee stock option grants, net	2,664	3,511	1,691
Revaluation (devaluation) of conversion feature embedded in convertible notes	(3,480)	(2,265)	883
Adjustments in the value of convertible notes	3,204	2,520	1,324
Gain from early extinguishment of convertible subordinated notes	-,-	-,-	(2,985)
Increase in other long-term liabilities	17	17	20
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other current assets	1,977	(5,456)	5,534
Decrease in trade payables, accrued expenses and other payables	(2,509)	(6)	(934)
Increase (decrease) in deferred income	(2,151)	1,742	(1,416)
Decrease (increase) in inventories	2,117	(424)	(931)
Net cash used in operating activities	(15,722)	(33,361)	(20,046)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(613)	(984)	(465)
Change in funds in respect of accrued severance pay, net	(281)	116	44
Investment in long term investments	(134)	(14)	-,-
Bank deposits, net	-,-	-,-	(2,500)
Proceeds from marketable securities held to maturity	39,022	35,537	29,733
Proceeds from marketable securities available for sale	81	836	481
Purchase of marketable securities held to maturity	(27,606)	(13,001)	(6,163)
Purchase of marketable securities available for sale	(5,703)	(840)	(5,270)
Net cash provided by investing activities	4,766	21,650	15,860
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options granted to employees	749	160	35
Issuance of convertible subordinated notes, net of $917,000 issuance costs	24,835	-,-	-,-
Early extinguishment of convertible subordinated notes	-,-	-,-	(2,985)
Net cash provided by (used in) financing activities	25,584	160	(2,950)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,628	(11,551)	(7,136)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,168	26,796	15,245
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$26,796	$15,245	$8,109
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION – CASH PAID DURING THE YEAR FOR:
Interest paid	$1,268	$2,011	$1,545
Advances paid to income tax authorities	$35	$35	$85

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) is an Israeli corporation. Orckit and its subsidiaries, mainly Orckit-Corrigent (“Corrigent”) (together - the “Company”) are engaged in the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. The Company's products are transport telecommunication equipment targeting high capacity packetized metropolitan networks. The Company has two product lines : the CM-100 line and the CM-4000 line. To date, the substantial majority of revenues were derived from sales of products in the CM-100 product line.

The Company has entered into distribution agreements with one customer relating to the deployment in Japan of its CM-100 products. Under the distribution agreements and related terms, the Company is obligated to provide warranty and support services with respect to products purchased. The substantial majority of the Company’s revenues in the year ended December 31, 2007 were related to these agreements.

In 2008, the Company entered into an agreement for the sale of its CM-100 and CM-4000 product lines to a German customer as a network infrastructure building block for network solutions deployment.

In the year ended December 31, 2008, the substantial majority of the Company’s revenues were related to these agreements in Japan and Germany.

In 2009, the Company enlarged its customer base and its revenues were derived from several customers in addition to these agreements. See note 9h.

The Company currently procures a number of major components of its products from single source suppliers.

2)	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar” or “$”), since most purchases of materials and components are made in dollars and most of its assets are denominated in dollars.

Transactions and balances originally denominated in dollars are presented in their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively.  For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used.  Depreciation and amortization and changes in inventories derived from non-monetary items are based on historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other accounting literature not included in the Codification will become nonauthoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. Accordingly, references to previous standards have been omitted in these financial statements.

4)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

5)	Subsequent events

Subsequent events have been evaluated through February 21, 2010, the date of issuance of the Company’s Consolidated Financial Statements.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of Orckit and its subsidiaries. Intercompany balances and transactions have been eliminated.

c.	Marketable securities and other investments:

1)	Marketable securities

Debt securities that the Company plans to hold to maturity, and based on its assessment, has the ability to hold to maturity, are classified as “held to maturity” and are recorded at amortized cost. The premium or discount is amortized over the period to maturity and included in financial income or expenses.

Debt securities that the Company considers selling prior to maturity are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income (loss) in shareholders’ equity. When securities do not have an active market, fair value is determined using a valuation model. Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses on sales of securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses. The Company does not hold these securities for trading purposes. These securities are classified as short-term investments.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

In April 2009, the FASB issued new accounting guidance for recognition and presentation of other-than-temporary impairments. This guidance amends the other-than-temporary impairment guidance for debt securities. Pursuant to this guidance, an other-than-temporary impairment is now triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the entity does not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company records an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, the Company separates the other-than-temporary impairment into the credit loss portion and the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Company’s best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to financial expenses, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).  Prior to the effective date of this guidance, the entire other-than-temporary impairment charge was recognized in earnings for all debt securities. The Company adopted this guidance in 2009. The adoption of this guidance did not have a material impact on the Company’s financial condition and results of operations

2)	Other investments

These investments include severance pay funds (December 31, 2008 - $3 million; December 31, 2009 – $3.3 million) and, on December 31, 2008, an equity investment amounting to $1.1 million recorded at cost. During December 2009, an agreement to sell this equity investment was signed, and was completed in January 2010. Accordingly, at December 31, 2009, this equity investment was presented in "Other securities" in Current Assets.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Inventories

Inventories, are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on moving average.
Finished products - on basis of production costs:
Raw materials and supplies - on moving average basis.
Labor and production cost - on average basis.

Cost of finished products that are manufactured completely by subcontractors are determined based on the specific cost of each product. The Company writes down product inventory based on forecasted demand and technological obsolescence.

e.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years
Computers, software and equipment	3
Office furniture and equipment	10

Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements - whichever is shorter.

f.	Impairment in value of property and equipment

Long-lived assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

g.	Deferred issuance costs

Issuance costs in the original amount of $917,000 in connection with the convertible subordinated notes were deferred and are amortized over the period from issuance date to March 2012. Upon early repurchase of such notes, applicable issuance costs were offset against the gain recorded, proportionately to the amounts of notes repurchased (see note 4).

h.	Treasury shares

Ordinary shares purchased by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Revenue recognition

Revenues from sales of products are recognized when delivery occurs and title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

According to US GAAP, software revenue recognition guidance also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables, as is the case with the Company’s deliverables. Accordingly, revenues from sales of software products are recognized when, in addition to the criteria mentioned above, vendor-specific objective evidence ("VSOE”) of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not be changed when this element is commercially sold.

The Company grants to customers post-contract hardware and software support services (“PCS”) in connection with its sales. Accordingly, until VSOE of the fair value of PCS was determined, the Company recognized revenue for the entire arrangement ratably over the term of the PCS. Through 2007, the Company did not have VSOE of the fair value of PCS. In 2008, the Company established VSOE of the fair value of PCS, following several instances in which the PCS was sold separately. Therefore, in 2008 and 2009, revenues from the sale of products were recognized upon delivery (when the criteria mentioned above are met), and the fair value of PCS is deferred and recognized over the term of the PCS. In addition, the revenues that were deferred due to lack of VSOE, were recognized upon establishment of VSOE, in 2008.

In 2008, the Company granted in one of its sales agreements a right to purchase, at a discount, upgrades to the systems sold during a limited period. The applicable portion of the discount ascribed to a portion of the sales with respect to which the company assessed an upgrade might be performed, was deferred. The deferred revenues are recognized when the Company estimates that the customer will not exercise the purchase right it has received, or when the right expires. In 2009, upon lapse of that limited period, the applicable deferred revenues were recognized.

The Company does not, in the normal course of business, provide a right of return to its customers.

The deferred income balance as of December 31, 2008 and 2009 equals the amount of revenues that were due on delivery, but deferred, less applicable product warranty and other costs. The deferred income balance as of December 31, 2008 also includes revenues allocated to the right to product upgrades detailed above. See also note 9g.

See also note 1t(1) regarding a change in accounting guidance with respect to multiple deliverable revenue arrangements and software revenue arrangements

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Provision for warranty

The Company grants warranty servicing for products sold. The Company expenses such warranty costs at the time revenues from the related sales are recognized. (See also Note 1i. above.) The annual provision is calculated as a percentage of sales, based on historical experience.

k.	Uncertainty in income taxes

The Company implements accounting guidance for accounting for Uncertainty in Income Taxes. Accordingly, a two-step approach to recognizing and measuring uncertain tax positions is applied. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company's policy is to include interest and penalties related to unrecognized tax benefits within financial expenses.

l.	Research and development expenses

Research and development expenses, which consist mainly of labor costs, are charged to income as incurred. Government grants received for development of projects are recognized as a reduction of these expenses.

Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability.

m.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during each year, net of treasury shares.

The convertible subordinated notes and the outstanding stock options have been excluded from the calculation of the diluted EPS for each of the three years ended December 31, 2009 due to their anti-dilutive effect. See also Note 9n.

o.	Comprehensive loss

The Company’s comprehensive loss consists of its net loss and, in the years ended December 31, 2007, 2008 and 2009, of unrealized gains and losses derived from marketable securities classified as available for sale (See also Note 1c above).

p.	Stock based compensation

Accounting guidance requires that awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award. Awards that vest upon performance conditions are recognized using the accelerated method based on the multiple-option award approach.

The valuation provisions apply to new awards and to awards modified, repurchased, or cancelled after July 1, 2005. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that were outstanding as of July 1, 2005 were recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under previous accounting guidance.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized. See Note 7d.

Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing deferred taxes, as it is the Company’s policy to hold these investments, and not to realize them.

r.	Shipping and handling fees and costs

Shipping and handling costs are classified as a component of cost of revenues.

s.	Fair Value Measurement

Effective January 1, 2008, the Company adopted accounting guidance as to fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. Accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs. For further disclosure, see Note 8d.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently Issued Accounting Guidance

1) Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued updated accounting guidance for multiple deliverable revenue arrangements, which  provides guidance on determining whether multiple deliverables in a revenue arrangement exist, how the arrangement should be separated, and the consideration allocated. Accordingly, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration, generally, using the relative selling price method. In addition, the residual method of allocating arrangement consideration is no longer permitted.

This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the potential impact of this updated guidance on its consolidated financial position, results of operations and cash flows, as well as examination of the adoption date of that guidance.

2) Software revenue arrangements

In October 2009, the FASB issued an update to accounting guidance for software revenue recognition. This update amends the scope of the software revenue guidance to exclude, inter alia, nonsoftware components of tangible products and software components of tangible products when the software components and nonsoftware components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2009-14 on its consolidated financial position, results of operations and cash flows, as well as examination of the adoption date of that guidance.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - PROPERTY AND EQUIPMENT:

Composition of assets, grouped by major classification, is as follows:

	December 31
	2008	2009
	In thousands
Cost:
Computers, software and equipment	$13,974	$5,332
Office furniture and equipment	314	146
Leasehold improvements	486	226
	$14,774	$5,704
Less - accumulated depreciation and amortization	13,396	4,601
	$1,378	$1,103

Depreciation and amortization expenses totaled $1,719,000, $990,000 and $740,000 in the years ended December 31, 2007, 2008 and 2009, respectively. In the year ended December 31, 2009, the Company discarded fixed assets which were no longer in use. This did not have any effect on the statement of operations since all discarded assets were fully depreciated.

NOTE 3 - SEVERANCE PAY:

a.
Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by a balance sheet accrual under “accrued severance pay and other”. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SEVERANCE PAY (continued):

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “long term investments - other”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2008 and 2009 are approximately $3,338,000 and $3,294,000, respectively.

According to substantially all of the Company’s current agreements, the Company makes regular deposits with insurance companies in order to secure employees’ rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

The Company accounts for severance pay liability as contemplated by accounting guidance with respect to vested benefit obligation for defined benefit pension plans and, accordingly, records the obligation on an undiscounted basis as if it were payable at each balance sheet date.

b.
The amounts of pension and severance pay expense were $1.3 million, $1.4 million and $1.1 million for the years ended December 31, 2007, 2008 and 2009, respectively, of which $1.3 million, $1.3 million and $900,000 in the years ended December 31, 2007, 2008 and 2009, respectively, were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

c.	The Company expects to contribute approximately $1.4 million in 2010 to insurance companies and pension funds, in respect of its severance pay liabilities expected for 2010 operations.

d.
The Company does not expect to pay material future benefits to its employees upon their normal retirement age in the years 2010 through 2019 since there are no current employees who reach retirement age until year 2019.

The statement in item d above does not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES

On March 27, 2007, Orckit issued approximately $25.0 million principal amount of convertible subordinated notes (the “Notes”) in a private placement. The Notes were issued at their par value of NIS 107 million. The Notes are due in 2017, linked to the Israeli consumer price index (“CPI”) and pay interest, in NIS, semi-annually at the rate per annum of 6%, linked to the Israeli CPI. Holders of the Notes have the right to request repayment of the principal amount (par value linked to the Israeli CPI) in March 2012.  The Notes are convertible at the election of the holders, at any time, into ordinary shares of Orckit at the initial conversion price of NIS 52.5 (equivalent to $12.50 per share on issuance date) if the conversion occurs within three years of issuance and at the initial conversion price of NIS 63 (equivalent to $15.00 per share on issuance date) if the conversion occurs thereafter, in each case subject to adjustment for customary events. Orckit has the right to force conversion of the Notes if the market price of its ordinary shares exceeds $30.00 per share on 20 trading days within any consecutive 30 trading day period, subject to adjustment for customary events. Orckit listed the Notes on the Tel Aviv Stock Exchange. Based on the conversion rate applicable at December 31, 2009, taking into account the buy back of a portion the Notes, see below, the Notes are convertible into 1,542,857  ordinary shares of the Company.

The Company has determined that the conversion feature of the Notes is an embedded derivative. According to accounting guidance, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in shareholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative. Since the conversion price of the Notes is denominated in NIS, while the Company’s functional currency is the U.S. dollar, this embedded derivative would not be classified in shareholders’ equity if it were a freestanding derivative; therefore the conversion feature is a derivative that should be accounted for separately. Since the economic characteristics and risks of the conversion feature are not clearly and closely related to the economic characteristics and risks of the host contract, the Notes, and since the Notes are not recorded at fair value, the conversion option is separated and measured as a derivative.

The Company measured the fair value of the conversion feature on the issuance date at approximately $4.8 million. Since approximately $25 million was raised, the remaining $20 million was allocated to the Notes, thereby creating a discount and increasing the effective interest rate. The discount is amortized over the period from issuance date to March 2012, the earliest possible repayment date. The amortized balance of the discount at December 31, 2009 was $2.3 million (December 31, 2008 - $2.8 million). The amortized balance of the discount at December 31, 2009 is net of a relative portion of the amount due to the repurchase of a portion of the Notes, see below. The conversion feature is evaluated at each reporting period, and the difference in fair value is recorded as financial income or expense.

At December 31, 2009, mainly due to the decline in the Company’s share price, the fair value of the conversion feature had decreased by approximately $4.9 million since the date of issuance (December 31, 2008 - $5.8 million). The change in the fair value of the conversion feature in 2009 includes the elimination of a portion of the amount due to the repurchase of a portion of the Notes, see below.

During 2009, the Company (through its subsidiary) used $3.0 million to repurchase approximately $6.3 million in principal amount of the Notes (based on exchange rates at the time of the transactions). The repurchase resulted in a gain of approximately $3.0 million.

The fair value of the Notes at December 31, 2009 after the repurchase, as traded as assets on the Tel Aviv Stock Exchange, is approximately $14.4 million (December 31, 2008 - $10.2 million). See also Note 8d.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITY:

a.	Royalty commitment

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products whose research and development was funded, in part, by Government grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Government.

The royalty rate, based on the sales of products resulting from funded research and development projects, was fixed at 3% during the first three years and 3.5-4.5% thereafter. Royalties are paid biannually and are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. Royalty expenses are classified as part of cost of revenues.

In the event that any of the manufacturing rights or technology is transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate payback amount in the range of 120% to 300% of the grants received, based on the applicable project. The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at December 31, 2009 was approximately $12.5 million (excluding interest accrued).

Royalty expenses totaled $712,000, $690,000 and $509,000 in the years ended December 31, 2007, 2008 and 2009, respectively, and are included in the statements of operations in cost of revenues.

b.	Lease commitments

The Company has entered into several operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement with a six-month notice in advance.

The projected annual rental payments for 2010 and for subsequent years, at rates and for leases in effect for 2009 at December 31, 2009, are approximately $1,147,000.

Lease expenses totaled $898,000, $1,177,000 and $1,149,000 in the years ended December 31, 2007, 2008 and 2009, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITY (continued):

c.	Contingent liability

In 2006, the Company became subject to litigation regarding the alleged non-fulfillment of contract obligations. The Company has provided for that claim.

NOTE 6 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	Orckit's ordinary shares are traded in the United States on the Nasdaq Global Market, under the symbol "ORCT" and on the Tel Aviv Stock Exchange in Israel.

2)	Treasury shares

The Company holds 2,644,839 ordinary shares of Orckit acquired at a cost of $5,644,000. For as long as such ordinary shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of Orckit nor are they entitled to participate in, be voted at, or be counted as part of the quorum for, any meeting of shareholders of Orckit.

3)	Exercise of options

Under the Employee Share Option Plan (see Note 6b. below), options to purchase 661,199, 60,763 and 164,176 ordinary shares were exercised in the years ended December 31, 2007, 2008 and 2009, respectively.

b.	Employee Share Option Plan

According to accounting guidance (see also Note 1p), the Company recorded compensation costs of $2,664,000, $3,511,000 and $1,691,000 for the years ended December 31, 2007, 2008, and 2009, respectively. No income tax benefit was recognized in the income statement for options granted.

In February 1994, Orckit's Board of Directors approved an Employee Share Option Plan (the "Plan"). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003), was 13,511,088 at December 31, 2009, of which options to purchase 6,759,789 shares have been exercised, options to purchase 5,167,509 shares have been granted and are outstanding and options to purchase 1,583,790 are available for future grant.  Option awards are granted with an exercise price as determined by the Company. Option awards generally vest between one to six years and generally have a contractual term of from seven to ten years. The Company's policy is to issue new shares to satisfy share option exercises.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, if held by the trustee for the minimum period required by law. In accordance with the track chosen by the Company, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the company’s accounts, in respect of options granted to employees under the plan - with the exception of the work-income benefit component, if any, determined on the grant date.

The Company grants two types of awards, (a) non-performance options, which are options with a vesting period, but no additional performance criteria, and (b) performance goals options, which are contingent upon meeting specified performance goals. Certain performance goals options are, in addition to their performance goals, subject to a vesting period which commences upon meeting the performance goals.

Non performance options:

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on the historical behavior of employees.

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

	Year ended December 31
	2007	2008	2009
Expected dividend yield	0%	0%	0%
Expected volatility	58%	61%	70%
Risk-free interest rate	4.3%	2.6%	1.2%
Expected life - in years	2.7	2.7	2.7

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria)  under the Plan as of  December 31, 2009, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2009	4,456,235	$9.19
Granted	228,500	$3.20
Exercised	(164,176)	$0.21
Forfeited or expired	(486,909)	$7.51

Outstanding at December 31, 2009	4,033,650	$9.43	3.72	$1,314
Exercisable at December 31, 2009	2,705,010	$11.67	2.84	$1,314

The weighted-average grant-date fair value of this type of option granted during the years 2007, 2008, and 2009 was $2.55, $2.11 and $0.89 , respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008, and 2009, was $3.6 million, $295,000 and $354,000, respectively.

As of December 31, 2009, there was $2.1 million of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.2 years.

Performance based options:

These awards include options that are contingent upon meeting specified performance goals. The fair value of these options was estimated on the date of grant using the same option valuation model used for non-performance options. When the Company assumes that performance goals will not be achieved, no compensation cost has been recorded with respect thereto. Upon reaching the point in time when the Company believes that the performance goals will be achieved, the Company will record a catch-up of share based compensation expenses for all vesting periods completed through that date.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of employees.

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were made in the computation of the fair value of each of these option awards using the Black-Scholes option-pricing model. In 2009 there were no grants of performance based options.

	Year ended December 31
	2007	2008	2009
Expected dividend yield	0%	0%	N/A
Expected volatility	57%	60%	N/A
Risk-free interest rate	3.7%	3.4%	N/A
Expected life - in years	3.1	6.3	N/A

A summary of performance based option activity under the Plan as of December 31, 2009, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2009	1,341,888	$6.7
Granted	0
Exercised	0
Forfeited	(208,030)	$5.97

Outstanding at December 31, 2009	1,133,858	$6.83	6.48	$119
Exercisable at December 31, 2009	286,356	$7.98	4.59	$119

The weighted-average grant-date fair value of this type of option granted during the years 2007 and 2008 was $2.09 and $1.76, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

The total intrinsic value of options exercised during the years ended December 31 2007, 2008 and 2009 was $213,000, $0 and $0, respectively.

As of December 31, 2009, there was $117,000 of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.2 years.

When the Company assumes that performance goals will not be achieved, these options are included with a fair value of $0 and no compensation cost is recorded with respect thereto.

The Company modified the exercise price of options in years 2007 and 2008. Information regarding the modified exercise price of the options appears in the table below:

	Year ended December 31
	2007	2008
Number of employees affected	162	149
Total expenses resulting from modification	$776,000	$520,000

c.	Grant of stock and option plans of subsidiaries

In 2001, the Board of Directors of Orckit’s major subsidiary, Corrigent, approved an employee share option plan (the “Corrigent Subsidiary Plan”). Corrigent granted, and reserved for grant, shares and options under its Plan, as applicable, to its employees, officers and directors and to personnel of Orckit, including employees, officers and directors of Orckit. As determined by the respective stock option committee, the exercise price of options granted was zero, which represented the value of the shares on the grant date. The vesting period of options granted was up to four years from the date of grant.

At the grant date, the intrinsic value and the weighted fair value of options granted by Corrigent was $0. Accordingly, no compensation expense in respect of the options granted was recorded. At the annual general meeting of shareholders held on June 23, 2005, Orckit's shareholders approved a plan for potential exchanges of Corrigent's options for options for up to 10% of the outstanding Ordinary Shares of Orckit. Under the terms of the plan, all the outstanding stock options of Corrigent were exchangeable for options to purchase shares of Orckit. Under the terms of the plan, only vested stock options of Corrigent were offered to be exchanged commencing January 1, 2006. On July 18, 2005, Orckit’s option committee approved an exchange, effective as of January 1, 2006, of a certain amount of Corrigent’s options for approximately 500,000 Orckit options. The exchange was accounted for according to accounting guidance, and since the exchange was based on the ratio between the fair market value of Corrigent and Orckit, no additional compensation expense was recognized.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

In 2007 and 2008, following approvals by Orckit’s audit committee and board of directors, exchanges of additional amounts of Corrigent’s options for Orckit options occurred. The exchange included all Corrigent’s outstanding options. The exchange was accounted for according to accounting guidance. A portion of the exchange was not based on the ratio between the fair market value of Corrigent and Orckit. As a result, in 2008, additional compensation expense was recognized in the amount of $1.8 million.

d.	Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

e.	Shareholder Bonus Rights Plan

On November 21, 2001, Orckit’s Board of Directors adopted a Shareholder Bonus Rights Plan (the “Rights Plan”) pursuant to which share purchase bonus rights (the “Rights”) were distributed on December 6, 2001, at the rate of one Right for each of Orckit’s ordinary shares held by shareholders of record as of the close of business on that date.

The Rights Plan is intended to help ensure that all of the Company’s shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

The Rights will be exercisable and transferable apart from Orckit’s ordinary shares only if a person or group becomes an “Acquiring Person” by acquiring beneficial ownership of 15% or more of Orckit’s ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”)

Under the Law, by virtue of the “approved enterprise” status granted to the enterprises of Corrigent, the holder of the “approved enterprise” status is entitled to various tax benefits, including the following:

1)	Reduced tax rates

The period of tax benefits is 7 years, commencing in the first year in which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2 years, after which the income from these enterprises is taxable at reduced tax rates for 5 years, the remainder of the period of tax benefits.

2)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon fulfilling the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be reduced or cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

In the event of distribution of cash dividends out of income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

b.	Tax rates applicable to income from other sources:

1)	Income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in Note 7a. above is taxed at the regular rate.  Amendments to the Israeli Income Tax Ordinance were enacted that gradually reduce the corporate tax rate from 36% to 25%, in the following manner: the rate for 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

c.	Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Until December 31, 2007, results for tax purposes were measured on a real basis adjusted for the increase in the Israeli CPI. As explained in Note 1a(2), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate, both on annual and cumulative bases, causes a difference between taxable income and income reflected in these financial statements.

Effective January 1, 2008, the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter.

Accounting guidance prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

d.	Deferred income taxes

At December 31, 2009, the Company had accumulated tax losses amounting to approximately $219 million (December 31, 2008 - approximately $190 million) and carry forward capital losses for tax purposes of approximately $61 million (December 31, 2008 - $ 63 million). These losses are mainly denominated in NIS and linked to the Israeli CPI. Accumulated business tax losses are available indefinitely to offset future taxable business income, and carry forward capital losses for tax purposes are available indefinitely to offset future capital gains only. Orckit and each of its subsidiaries are assessed on a stand-alone basis. As a result, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which they were generated. Substantially all of the carryforward amounts have no expiration date.

At December 31, 2009, the Company had a net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $56 million (December 31, 2008 - approximately $67 million). The net deferred tax asset decreased by approximately $16 million due to the change in Israeli income tax rate. (See note 7b(1)). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

e.	Uncertain tax positions:

The Company adopted the new accounting guidance regarding uncertain tax positions as of January 1, 2007.

As a result of that adoption, as of that date, the Company recognized a liability for unrecognized tax benefits in the amount of $167,000.  This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as a decrease in the balance of retained earnings as of January 1, 2007.

Following is a reconciliation of the total amounts of the Company's unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2007, 2008 and 2009:

	Year ended December 31
	2007	2008	2009
		In thousands
Balance at beginning of year	$167	$184	$201
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	17	17	20
Balance at end of year	$184	$201	$221

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction:	Years:
Israel	2005-2009
United States	2004-2009
Japan	2003-2009

f.	Tax rate reconciliation

In 2009, 2008, and 2007, the main reconciling item from the statutory tax rate of the Company (2009 - 26%, representing a theoretical tax benefit of approximately $7.6 million; 2008 – 27%, representing a theoretical tax benefit of approximately $8.7 million; 2007 – 29%, representing a theoretical tax expense of approximately $3.5 million) to the effective tax rate (0%) is the set up of a valuation allowance against the deferred tax asset created in respect of the losses in 2009, 2008 and 2007.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Balances in non-dollar currencies:

1)	As follows:

	December 31
	2008	2009
	In thousands
Assets	$35,330	$28,596
Liabilities	$31,549	$29,603

The U.S. dollar amounts above mainly represent balances in Israeli currency.

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31
	2007	2008	2009
Rate of devaluation (evaluation) of the Israeli
currency against the dollar	(9.0)%	(1.1)%	(0.7)%
Rate of devaluation (evaluation) of the Yen
against the dollar	(5.8)%	(19.1)%	(2.1)%
Rate of increase (decrease) in the Israeli CPI	3.4%	3.8%	3.9%
Exchange rate at end of year - $ 1=	NIS 3.846	NIS 3.802	NIS 3.775

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying value.

As to the fair value of the Company’s securities that are held to maturity and available for sale, see Note 9a.

As to the fair value of the Company’s convertible subordinated notes, see Note 4.

c.	Concentrations of credit risks

At December 31, 2008 and 2009, substantially all of the Company’s cash and cash equivalents were held by international and Israeli banks. Substantially all of the Company’s marketable securities were held by international and Israeli banks. Such securities represented debentures issued by a number of US and Israeli corporations and agencies.

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

The trade receivable balance at December 31, 2008 and 2009 was derived from several customers. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

d.	Items Measured at Fair Value on a Recurring Basis

The following table presents the company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2008 ($ in thousands):

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total
December 31, 2009
Assets:
Available for sale securities	$10,450	$220		$10,670

Derivatives – presented net of
convertible notes among
long-term liabilities			$28	$28
December 31, 2008
Assets:
Available for sale securities	$3,154	$256		$3,410
Derivatives – presented net of
convertible notes among
long-term liabilities			$961	$961

•
Level 1- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Assets and liabilities utilizing Level 1 inputs include available for sale securities traded in an active market.

•
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Assets and liabilities utilizing Level 2 inputs include  available for sale securities which are not traded in an active market. The calculation is based on observable inputs including interest rate curves and publicly available discount rates.

•
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets utilizing Level 3 inputs include the fair value of the derivatives embeded in the convertible subordinated notes , which are determined using a valuation model. The valuation model relies on Level 3 inputs including, among other things: (i) estimated future volatility of the Company's share price; (ii) future risk free interest rates; and (iii) expected period in which the notes will be converted. These estimated fair values are subject to uncertainties that are difficult to predict; therefore these derivatives have been classified as Level 3 fair value hierarchy. The derivatives' fair value at December 31, 2008 was recorded as an asset of approximately $961,000. During the year ended December 31, 2009, the fair value of the derivatives increased by $933,000 of which approximately $50,000 resulted from the repurchase of notes, and at December 31, 2009 were presented as an asset of approximately $28,000.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Marketable securities:

  Consist of:

	December 31
	2008	2009
	In thousands
	Carrying amounts
Classified as “held to maturity”	$46,666	$23,416
Classified as “available for sale”	3,410	10,670
	$50,076	$34,086

Held-to-maturity marketable securities

The securities mature over the following years:

Mature within 12 months - Classified as
short-term investments	$28,076	$7,500
Mature after one year up to 10 years (2008 –
11 years)	18,590	15,916
	$46,666	$23,416

At December 31, 2008 and 2009 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ i n t h o u s a n d s
December 31, 2008:
Quoted Israeli
corporate debentures	7,506	3,651	-	(3,855)
Quoted non-Israeli
corporate debentures	24,108	24,150	95	(53)
Non-quoted Israeli
corporate debentures	15,052	11,540	79	(3,591)
	46,666	39,341	174	(7,499)
December 31, 2009:
Quoted Israeli
corporate debentures	*7,351	6,441	39	(949)
Quoted non-Israeli
corporate debentures	3,605	3,673	68	-
Non-quoted Israeli
corporate debentures	**12,460	12,663	640	(437)
	23,416	22,777	747	(1,386)

* Of which approximately $4.9 million have experienced unrealized losses for more than 12 months.
** Of which approximately $1.0 million have experienced unrealized losses for more than 12 months.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

The difference between the carrying amounts and the fair value results from a decrease in market value in comparison to the amortization of the premium paid for the securities and in certain cases a market pricing different from the book value of the note. In cases where other than temporary decline in fair value of a security occurs, an impairment charge would be recorded. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and the anticipated recovery in market value on the time left until maturity.

Available for sale marketable securities

The securities mature over the following years:

	December 31
	2008	2009
	In thousands
Mature within 12 months	$475	$2,777
Mature after one year up to 8 years (2008 – 7
years)	2,935	7,893
	$3,410	$10,670

At December 31, 2008 and 2009, the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	I n t h o u s a n d s
December 31, 2008-
Quoted Israeli
corporate debentures	$6,195	$3,154	$24		$(3,065)
Non-quoted Israeli
corporate debentures	265	256	-		(9)
	$6,460	$3,410	$24	$	*(3,074)
December 31, 2009:
Quoted US
corporate debentures	5,306	5,318	14		(2)
Quoted Israeli
corporate debentures	6,261	5,132	146		(1,275)
Non-quoted Israeli
corporate debentures	211	220	12		(3)
	11,778	10,670	172		**(1,280)

*	Including an other-than-temporary impairment of $415,000 which was recorded as financial expense in the consolidated statement of operations.

**	Including an other-than-temporary impairment of $512,000 which was recorded as financial expense in the consolidated statement of operations.

  ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Unrealized losses of $693,000 (December 31, 2008 – $2.6 million) are reported as accumulated other comprehensive income (loss) in shareholders’ equity, since the Company believes that these losses are not other than temporary. In cases that an other than temporary decline in fair value of a security occurs, based on criteria described in note 1c, an impairment charge is recorded. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. During the year ended December 31, 2009, an impairment charge of $97,000  for certain available for sale marketable securities was recorded (year ended December 31, 2008 - $415,000).

	December 31
	2008	2009
	In thousands
b. Trade receivables -
open accounts	$3,820	$458

The allowance for doubtful accounts at December 31, 2008 and 2009 was zero.
	December 31
	2008	2009
	In thousands
c. Other current assets:
Government of Israel	$651	$710
Prepaid expenses	413	403
Advances to suppliers	2,170	-
Short-term severance fund	321	-
Sundry	83	32
	$3,638	$1,145

d. Inventories:
Raw materials	$1,040	$542
Finished goods	731	2,160
	$1,771	$2,702

In the years ended December 31, 2009 and 2007, the Company wrote-off inventory in the amount of $365,000 and $960,000, respectively.

e.	Bank deposit

At December 31, 2008, the Company had a bank deposit in the amount of $1.5 million denominated in dollars that bears interest at a rate of 5.1% per year. At December 31, 2009, the Company had bank deposits amounting to $4 million denominated in dollars that bear an average interest at a rate of 1.4% per year.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Accrued expenses and other payables:

	December 31
	2008	2009
	In thousands
Accrued expenses in respect of deferred income, see g. below	$78	$65
Employees and employee institutions	2,206	819
Provision for vacation pay	1,148	1,026
Short-term accrued severance	424	-
Provision for warranty *	894	998
Accrued royalties	1,764	1,888
Accrued interest	464	367
Advances from customers	-	233
Executives**	132	470
Sundry	1,186	1,110
	$8,296	$6,976

	Year ended December 31
	2007	2008	2009
	In thousands
* The changes in the balance during the year:
Balance at beginning of year	$3,546	$1,473	$894
Payments made under the warranty	(396)	(402)	(344)
Product warranties issued for new sales	297	602	448
Changes in accrual in respect of pre-existing warranties	(1,974)	(779)	-
Balance at end of year	$1,473	$894	$998

**	Two executives, which are shareholders agreed to defer part of the payment of their compensation. This deferral is included in the amounts above

g.	Deferred income:

	December 31
	2008		2009
	In thousands
Revenues to be recognized in future periods		$3,233		$1,431
Applicable product costs		(370)		-
Applicable PCS, warranty and other costs		(76)		(60)
	*$	2,787	*$	1,371

	Year ended December 31
	2007	2008	2009
	In thousands
* The changes in the balance during the year:
Balance at beginning of year	$3,196	$1,045	$2,787
Recognized during the year	(3,138)	(1,045)	(2,181)
Deferred income relating to new sales	987	2,787	765
Balance at end of year	$1,045	$2,787	$1,371

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

h.	Segment information and revenues from principal customers

The Company operates in one operating segment. Disaggregated financial data is provided below as follows: (1) revenues by geographic area; and (2) revenues from principal customers:

1)
Geographic information

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31
	2007	2008	2009
	In thousands
Japan	$9,906	$7,969	$6,015
Germany	-,-	7,615	1,725
Korea	-,-	824	2,916
United States	-,-	-,-	1,655
Other	-,-	848	416
	$9,906	$17,256	$12,727

Most of the Company’s property and equipment is located in Israel.

2)	Revenues from principal customers - revenues from a single customer that exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2007	2008	2009
	In thousands
Customer A	$9,838	$7,846	$5,604
Customer B	-,-	$7,615	$1,725
Customer C	-,-	$824	$2,916
Customer D	-,-	-,-	$1,655

i.	Cost of revenues:

	Year ended December 31
	2007	2008	2009
	In thousands
Materials consumed, subcontractors
and other production expenses	$2,084	$7,417	7,615
Payroll and related expenses	1,421	1,654	1,042
Depreciation	592	197	168
Decrease (increase) in inventories of finished products	1,845	(130)	(1,429)
Other (in 2007 mainly decrease in warranty provision)	(1,116)	468	848
	$4,826	$9,606	$8,244

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

j.	Research and development expenses - net:

	Year ended December 31
	2007	2008	2009
	In thousands
Total expenses	$22,612	$24,925	$15,330
Less - grants and participations, see Note 5a	2,454	2,066	1,722
	$20,158	$22,859	$13,608

k.	Financial income - net:

Income:
Interest on bank deposits	$981	$119	$72
Gain and interest on marketable securities	4,441	4,927	2,901
Other (including mainly currency transactiongains, net)	-,-	180	28
	$5,422	$5,226	$3,001

Expenses:
Interest in respect of convertible subordinated notes and bank loans	$2,229	$3,159	$2,137
Amortization of convertible subordinated
notes issuance costs and discount	912	1,366	1,129
Impairment and loss from the sale of marketable securities	-,-	880	97
Other (mainly currency transaction
losses and bank charges, net)	109	-,-	-,-
	3,250	5,405	3,363
	$2,172	$(179)	$(362)

l.	Litigation settlement income

During 2007, the Company won a claim against a supplier of semiconductor chips that was acquired by Conexant Systems Inc. The claim was filed with the International Centre for Dispute Resolution (the international division of the American Arbitration Association) ("ICDR"). The claim was for damages Orckit incurred in the period from 2001 through 2003 in regard to semiconductor chips that were used in Orckit’s legacy DSL products. The final amount of indemnification was resolved in a settlement agreement which granted Orckit a payment of $14.2 million plus attorney fees.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

m.	Transactions with related parties:

Commencing July 1, 2003, the Company has provided Tikcro, a related party, with certain administrative services. The amount paid by Tikcro for such services for each of the three years ended December 31, 2009 was $48,000.

As to an arrangement with two executives, see also Note 9f.

n.	Loss per share:

As of December 31, 2007, 2008 and 2009, options to purchase a total amount of 5,169,234, 5,882,123 and 5,167,509 shares, respectively, were not taken into account, because of their anti dilutive effect or because performance based options did not have goals which were probable to be met.

As of December 31, 2007, 2008 and 2009, 2,038,000, 2,038,000 and 1,543,000 shares respectively, which could be issued in connection with the conversion of convertible subordinated notes were not taken into account because of their anti-dilutive effect.

NOTE 10 – SUBSEQUENT EVENT

During December 2009, the Company entered into an agreement to sell an equity investment, which was recorded at a cost of approximately $1.1 million, for approximately $3 million. The transaction was completed in January 2010.